Free Writing Prospectus Relating to the Preliminary Prospectus Supplement dated June 1, 2016 To the Prospectus dated May 20, 2014	Filed pursuant to Rule 433 Registration Statement No. 333-196114

Reinsurance Group of America, Incorporated

$400,000,000 5.75% Fixed-To-Floating Rate Subordinated Debentures due 2056

Final Term Sheet

Dated June 1, 2016

Issuer	Reinsurance Group of America, Incorporated

Security	SEC Registered 5.75% Fixed-To-Floating Rate Subordinated Debentures due 2056 (the “ Debentures”)

Principal Amount	$400,000,000

Maturity Date	June 15, 2056

Trade Date	June 1, 2016

Settlement Date (T+5)*	June 8, 2016

Interest Rate During Fixed Rate Period	5.75%, from the issue date to but excluding June 15, 2026, or any earlier redemption date.

Interest Payment Dates During Fixed Rate Period	Payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing September 15, 2016, to and including, June 15, 2026, subject to Issuer’s option to defer interest payments.

Day Count Convention During Fixed Rate Period	30/360, unadjusted.

Interest Rate During Floating Rate Period	Sum of three-month LIBOR, reset quarterly, plus 4.04%, commencing on and including June 15, 2026, to the Maturity Date, unless redeemed or repaid earlier; provided that any such sum shall not be less than zero.

Interest Payment Dates During Floating Rate Period	Payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing September 15, 2026, to the Maturity Date, unless redeemed or repaid earlier, subject to Issuer’s option to defer interest payments.

Day Count Convention During Floating Rate Period	Actual/360, adjusted.

Price to Public	$25 per Debenture/100% of principal amount.

Underwriting Discounts	$4,725,625, reflecting 14,650,000 Debentures to be sold to institutional investors, for which the underwriters receive an underwriting discount of $0.25 per Debenture, and 1,350,000 Debentures to be sold to retail investors, for which the underwriters receive an underwriting discount of $0.7875 per Debenture

Proceeds to Issuer (after underwriting discount and before expenses)	$395,274,375

Optional Redemption	Redeemable in whole at any time or in part from time to time on or after June 15, 2026, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, plus accrued and unpaid interest to but excluding the redemption date.

Redemption After the Occurrence of a Rating Agency Event	Redeemable in whole, but not in part, at any time prior to June 15, 2026 within 90 days of the occurrence of a rating agency event, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures being redeemed, or (ii) present value of the (a) outstanding principal (discounted from June 15, 2026 to but excluding the redemption date) and (b) remaining scheduled payments of interest that would have been payable from the redemption date to and including, June 15, 2026 (discounted from their respective interest payment dates to but excluding, the redemption date) on the Debentures to be redeemed (not including any portion of such payments of interest accrued and unpaid to but excluding the redemption date), at a discount rate equal to the Treasury Rate plus a spread of 50 basis points, in each case, plus accrued and unpaid interest to but excluding the redemption date.

Redemption After the Occurrence of a Tax Event or Regulatory Capital Event	Redeemable in whole, but not in part, at any time prior to June 15, 2026 within 90 days of the occurrence of a tax event or regulatory capital event, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, plus accrued and unpaid interest to but excluding the redemption date.

Authorized Denominations	$25 and integral multiples of $25 in excess thereof.

Listing	The Issuer intends to apply to list the Debentures on the NYSE. If the application is approved, the Issuer expects trading on the NYSE to begin within 30 days of the initial issuance of the Debentures.

CUSIP / ISIN	759351 802 / US7593518027

Ratings (Moody’s / S&P)**	Baa2 / BBB (Stable/Stable)

Joint Book-Running Managers	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC
HSBC Securities (USA) Inc.

Co-Managers	Barclays Capital Inc.
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.

(*)	It is expected that delivery of the notes will be made against payment therefor on or about June 8, 2016, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and the next succeeding business day should consult their own advisors.

(**)	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated June 1, 2016 and an accompanying prospectus dated May 20, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: J.P. Morgan Securities LLC at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, Wells Fargo Securities, LLC at (800) 645-3751, or HSBC Securities (USA) Inc. at (866) 811-8049.

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